

September 21, 2010

Via U.S. Mail

Mr. C. Geoffrey Hampson
Chief Executive Officer
Live Current Media Inc.
780 Beatty Street, Suite 307
Vancouver, BC, V6B 2M1, Canada

> **Re: Live Current Media Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 17, 2010**
> **File No. 000-29929**

Dear Mr. Hampson:

We have reviewed your filing and have the following comments.

General

1.   We note your response to prior comment 1; however, you do not appear to have marked your proxy statement as a "Preliminary Copy." Please revise

Proposal 1 – Election of Directors

Background and Material Contacts with David Jeffs, page 3

2.   You state that Mr. Hampson has had periodic conversations with a number of large stockholders regarding the progress of your business. Please provide your analysis with respect to Regulation FD.

3.   Please provide support for the statements that:

   - Richard Jeffs made it clear that he would like to have the company acquire Makeup.com Limited, a company that he controlled;
   - Richard Jeffs wanted to take over management of the company; and
   - Richard Jeffs had been party to a settlement with the British Columbia Securities Commission pursuant to which the Executive Director of that entity entered an order

that, among other things, prohibited Richard Jeffs for a period of 15 years from the date of the order from becoming or acting as a director or officer of any public issuer.

4.   Please disclose how, in April 2010, Mr. Hampson became aware that David Jeffs was discussing with other stockholders of the company his views with respect to the financial condition and leadership of the company.

Corporate Governance

Recent Amendments to Bylaws, page 6

5.   Please disclose in more detail how the bylaw amendments: (i) revised the mechanics of the annual meeting process to track Nevada law and public company common practices and (ii) added detailed provisions governing the use of proxies and voting of shares held jointly or by entities.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (312) 569-3150
       Troy M. Calkins, Esq.
       Drinker Biddle & Reath LLP